Room 4561

August 7, 2008

Stanley L. Schloz
President and Chief Executive Officer
Tempco, Inc.
7625 East Via Del Reposo
Scottsdale, AZ 85258

      Re: Tempco, Inc.
              Form 8-K Filed July 18, 2008
              File No. 1-10320

Dear Mr.Schloz,

     We have completed our review of your Form 8-K and have no further comments at this time on the specific issues raised.

               Sincerely,

               Mark Kronforst
               Accounting Branch Chief